

May 4, 2011

Mr. Lamberto Andreotti
Chief Executive Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, N.Y. 10154

>   **Re: Bristol-Myers Squibb Company**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **Filed February 18, 2011**
>   **File No. 1-01136**

Dear Mr. Andreotti:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page 97

1. You disclose on page 99 "During 2010, the Company completed an internal restructuring of certain legal entities which contributed to a $207 million charge recognized in the fourth quarter 2010." In addition you state that "It is possible that U.S. tax authorities could assert additional material tax liabilities arising from the restructuring."   Please provide us a discussion that describes:
    *   The business purpose of this internal restructuring, the effect on your financial position and results of operations as of and for the year ended December 31, 2010 besides the $207 million tax charge, and the expected effects of the restructuring on your future financial position and results of operations; and

- Your accounting, under ASC 740-10-25-5 through 17 and disclosures, under ASC 740-10-50-15d., for the possibility that U.S. tax authorities could assert additional material tax liabilities arising from the restructuring.

Note 26. Legal Proceedings and Contingencies, page 122

2. You disclose that "The most significant of these matters are described below." This would infer that there are other significant matters that are not disclosed. Please tell us your criteria for disclosure, and the reason that not all significant matters are disclosed.

Environmental Proceedings, page 127

3. Regarding the New Brunswick Facility- Environmental and Personal lawsuits and the North Brunswick Township Board of Education proceeding, please tell why you are unable to provide an estimate of the possible loss or range of loss, under ASC 450-20-50-4, for each of these proceedings.

Other Proceedings, page 128

4. Regarding the Medarex Shareholder Litigation, please tell why you are unable to provide an estimate of the possible loss or range of loss, under ASC 450-20-50-4, particularly given approval of a proposed settlement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments and related matters. In this regard, do not hesitate to contact me, at (202) 551-3854.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant